Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

July 7, 2011

U.S. Securities and Exchange Commission
Accounting Branch
100 F. Street, N.E.
Washington, D.C. 20549
Attn:   Joel Parker

Re:	Tianyin Pharmaceutical Co., Inc.
Item 4.02, Form 8-K filed June 16, 2011
File No. 001-34189

Dear Mr. Parker:

This letter is provided in response to your letter dated June 23, 2011 regarding the above-referenced Form 8-K for Tianyin Pharmaceutical Co., Inc. (“TPI” or the “Company”). Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses refer to the Company.

1.
Please amend your disclosures to describe the facts and circumstances that led the Company to determine that previously issued financial statements should not be relied upon. Revised disclosures should include why the Company decided to adopt ASC 815-40, Derivatives and Hedging, and retroactively apply the accounting standard to the Series A and B Warrants.

Response:

In connection with the receipt by Tianyin Pharmaceutical Co., Inc. (the “Company”) of certain letters of comment from the Securities and Exchange Commission related to the Company’s review of its periodic filings, management and the Audit Committee of the Board of Directors concluded on June 10, 2011 that it will be necessary to amend certain previously issued financial statements set forth in such periodic filings, as described in more detail below, and therefore, that such financial statements should no longer be relied upon.

Specifically, Management and the Audit Committee determined that FASB Accounting Standards Codification Topic 815-40-15, "Derivatives and Hedging - Contracts in Entity's Own Equity" ("ASC 815-40"), should have been correctly applied by the Company as of September 30, 2009, which would have resulted in the Company classifying and recognizing its Series A and Series B warrants (the “Warrants”) previously issued by the Company as a liability rather than as stockholders' equity, and that the application of ASC 815-40 as of September 30, 2009 had a non-cash impact on the Company's previously issued financial statements, including the audited financial statements as of and for the year ended June 30, 2010, and each of the unaudited financial statements for the interim periods ended September 30, 2009, December 31, 2009, March 31, 2010, September 30, 2010, December 31, 2010 and March 31, 2011. Company management initially became aware of the possible applicability of ASC 815-40 as a result of an SEC comment letter, dated May 28, 2010, related to the SEC's review of the Company's Form 10-K for the fiscal year ended June 30, 2009, that ASC 815-40 applies to warrants that contain anti-dilution provisions that adjust the exercise price of the warrants in the event additional shares of common stock or securities were to be issued by the Company at a price less than the then applicable exercise price of the warrants. Although the anti-dilution provisions in the Warrants have been completely removed on January 14, 2011 and made retroactively effective since its inception, due to the previous existence of these provisions during the above mentioned periods, the Warrants’ fair value was to be calculated and the increase or decrease in the fair value being recognized in the financial statements.

Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

The Company plans to file amendments to restate the financial statements in the Company’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2010, December 31, 2010, and March 31, 2011, including the comparative prior year period in these filings, as soon as practicable. The Company will also make corresponding revisions to its financial statements for the fiscal year ended June 30, 2010 in the Form 10-K for the fiscal year ended June 30, 2011.

The Audit Committee of the Company’s Board of Directors and management has discussed the above matters with its auditors.

The estimated non cash impact from the application of ASC 815-40 on a pre-tax basis for the effected periods is as follows:

Periods	Non Cash Gain (Loss)	Pre-Tax Net Income	% Impact
FY 2010	(156,863)	14,681,070	-1.07%
FY 2011 Q1	(273,017)	4,575,130	-5.97%
FY 2011 Q2	1,555,421	5,333,450	29.16%

2.           Regarding your statement that “Due to the adoption of ASC 815-40 (formerly EITF 07-05), which is retrospectively applied…”, considering this accounting standard should have been adopted in prior years this would appear to be an error in the application of U.S. GAAP rather than the adoption of an accounting standard. Please revise your disclosures to identify the error in recording the Company’s Series A and Series B warrants, if true, or further explain to us how you determined that reclassifying the warrants from equity to liabilities is adopting an accounting standard that was effective in prior years. If you determine that the reclassification from equity to liabilities is indeed an error in the application of U.S. GAAP, please revise your disclosures to state that you will amend the stated periodic filings to include restated financial statements for the respective periods.

Response:

Pursuant to your comment, we have revised the disclosure in Item 4.02 in the Form 8-K/A. Please also refer to the above response #1 for description of the facts and circumstances that led the Company to decide to make the restatements and amendments.

We are also hereby stating the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

Very truly yours,

Tianyin Pharmaceutical Co., Inc

/s/ Jiayuan Tong
By: Jiayuan Tong
Chief Financial Officer

cc: Guoqing Jiang
      CEO
      Tianyin Pharmaceutical Co., Inc.

     Attorney:   Louis Taubman
         Hunter Taubman Weiss LLP
         17 State Street, Suite 2000, New York, NY 10004
         Fax: 212-202-6380
         Tel: 212-732-7184